[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

November 29, 2013

VIA FEDEX AND EDGAR

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed November 12, 2013 File No. 333-191628

Dear Mr. Spirgel:

On behalf of our client, Verizon Communications Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 22, 2013, with respect to the filing referenced above.

Larry Spirgel

U.S. Securities and Exchange Commission

November 29, 2013

This letter is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering hard copies of this letter via FedEx.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-191628).

General

1.	We note your response to comment 1 in our letter dated October 30, 2013. Please provide us with the following representations with respect to the Vodafone Class B and Class C shares: (1) that the shares are to be issued as merely an intermediate, transitory step in the overall transaction; and (2) that the recipients of the shares will not be able to retain the shares after completion or termination of the overall transaction.

Response: Following consultation with Verizon, Vodafone has provided the following response to the Staff’s comment for inclusion in this response letter:

(1) Vodafone confirms that the Class B shares and Class C shares will be issued as an intermediate, transitory step in the overall transaction. The issuance of such shares is merely a mechanic to facilitate the distribution of the Verizon shares and cash consideration to Vodafone shareholders in connection with the transaction (such distribution, the “Return of Value”).

(2) Vodafone also confirms that Vodafone shareholders and ADS holders receiving the Class B shares and Class C shares in the transaction will not be able to retain the shares after completion or termination of the overall transaction.

2.	Refer to the comment above. Please clarify in more detail how long Vodafone shareholders may hold the Class B or Class C shares prior to their cancellation. For example, it appears that the Class C shares could be held for a number of days. Please explain why it is necessary for the Class C shares to be outstanding for a longer period. Please clarify how Vodafone will ensure that the Class C shares are not transferred during this time. Additionally, please clarify if it is possible that Class C holders will not receive the special dividend.

Larry Spirgel

U.S. Securities and Exchange Commission

November 29, 2013

Response: Following consultation with Verizon, Vodafone has provided the following response to the Staff’s comment for inclusion in this response letter:

It is expected that the Class B shares will be held by Vodafone shareholders only for a matter of hours on the day of the completion of the transaction. The Class B shares will be issued after the sanction of the scheme of arrangement by the High Court of Justice of England and Wales (the “UK Court”) and will be cancelled following delivery to and/or registration with the UK Registrar of Companies of the order of the UK Court confirming the Vodafone capital reduction. The order of the UK Court confirming the Vodafone capital reduction will happen at a separate hearing of the UK Court following the sanction of the scheme of arrangement. It is anticipated, however, that both hearings and the delivery to and/or registration with the UK Registrar of Companies of the order of the UK Court confirming the Vodafone capital reduction will occur on the same day. Therefore, it is expected that the Class B shares will remain outstanding for a few hours over the course of one day.

The Class C shares will be issued after the sanction of the scheme of arrangement by the UK Court and will automatically be reclassified as deferred shares following payment of the Return of Value and compulsorily transferred to a third party financial institution. The third party financial institution to which the deferred shares are compulsorily transferred will hold such deferred shares until the one-year anniversary of the closing, at which time such deferred shares will be repurchased by Vodafone for aggregate payment of $0.01 in respect of the entire series and cancelled. The deferred shares will remain outstanding for one year following the completion of the transaction to ensure favorable tax treatment for Vodafone shareholders with respect to the Verizon shares to be received by such shareholders pursuant to the scheme and Return of Value.

The deferred shares will not be transferable by their holders to any party other than Vodafone in connection with their cancellation. Further, pursuant to the articles of association, the deferred shares will have no economic, investment, voting or other rights during the one-year period for which they will remain outstanding following the closing.

There is no scenario in which the holders of the Class C shares will not receive the Return of Value.

3.	Please provide a legal opinion supporting Vodafone’s belief that the issuance of the Class B and Class C shares does not have to be registered under the Securities Act.

Response: Vodafone has provided us with the enclosed opinion of Simpson Thacher & Bartlett LLP, Vodafone’s U.S. counsel, to Vodafone, and instructed us to provide supplementally the enclosed opinion to the Staff.

4.

Please provide us with more detail regarding the Class B and Class C shares. Please tell us (1) whether the Class B and Class C shareholders will have any control over whether to retain or dispose of the securities; (2) whether certificates for the Class B

Larry Spirgel

U.S. Securities and Exchange Commission

November 29, 2013

or Class C shares will be issued; and (3) under what circumstances, if any, holders of the Class B and Class C shares would be able to vote or receive dividends.

Response: Following consultation with Verizon, Vodafone has provided the following response to the Staff’s comment for inclusion in this response letter:

(1) The holders of the Class B and Class C shares will not have any control over whether to retain or dispose of such securities. Neither the Class B nor the Class C shares will be transferable. As discussed above, the Class B shares will be cancelled immediately following delivery to and/or registration with the UK Registrar of Companies of the order of the UK Court confirming the Vodafone capital reduction. Additionally, following payment of the Return of Value owed in respect of the Class C shares, the Class C shares will be automatically reclassified as deferred shares and compulsorily transferred to a third party financial institution. The deferred shares will not be transferable by their holders to any party other than Vodafone in connection with their cancellation.

(2) Neither the Class B shares nor the Class C shares will be certificated.

(3)(a) Apart from the Return of Value, the Class B and Class C shares will have no rights to receive dividends. Further, the deferred shares will have no rights to receive dividends.

(3)(b) The Class B and Class C shares will have no voting rights except that holders of Class B and Class C shares would be entitled to vote upon a resolution to wind up Vodafone if it were to occur while such shares were outstanding, namely a matter of not more than several hours, in the case of the Class B shares, or several days, in the case of the Class C shares. The deferred shares will have no voting rights.

5.	Please discuss whether the Class B or Class C shareholders will be subject to any investment risk as a result of the issuance.

Response: Following consultation with Verizon, Vodafone has provided the following response to the Staff’s comment for inclusion in this response letter:

Neither the Class B nor the Class C shareholders will be subject to any investment risk as a result of the issuance. The Vodafone shareholders will not transfer any additional consideration to Vodafone in respect of the Class B or Class C shares issued to them and will not make an investment decision in respect of the issuance. The Class B and Class C shares serve a mechanical purpose for the distribution of the Return of Value and have no separate value or risk.

6.	Please represent that there will be no aftermarket for the Class B or Class C shares.

Larry Spirgel

U.S. Securities and Exchange Commission

November 29, 2013

Response: Following consultation with Verizon, Vodafone has provided the following response to the Staff’s comment for inclusion in this response letter:

Vodafone represents that there will be no aftermarket for the Class B or Class C shares. As discussed above, neither the Class B nor the Class C shares are transferable, nor will they be listed on or traded on any securities exchange.

7.	We note your response to comment 7 from our letter dated October 30, 2013. We note the statement that “Vodafone notes that the issuance of the Class C shares to the U.S. Vodafone shareholders will be disregarded for U.S. Tax purposes…” This is a legal conclusion that should be supported by a tax opinion as the consequences to U.S. shareholders if the statement is not true would be material. Please revise to support the assertion with an opinion of counsel.

Response: Vodafone has provided us with the enclosed opinion of Simpson Thacher & Bartlett LLP, Vodafone’s U.S. counsel, to Vodafone, and instructed us to provide supplementally the enclosed opinion to the Staff.

*    *    *

Larry Spirgel

U.S. Securities and Exchange Commission

November 29, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at (212) 403-1000 or by email at daneff@wlrk.com or sarosenblum@wlrk.com.

Sincerely,

/s/ Daniel A. Neff	/s/ Steven A. Rosenblum
Daniel A. Neff	Steven A. Rosenblum

Enclosure

Cc: William L. Horton, Jr., Verizon Communications Inc.